                             September 29, 1997


The Restaurant Company
6075 Poplar Avenue, Suite 800
Memphis, Tennessee 38119

Attention: Steve McClellan

         Re: COMMITMENT LETTER

Ladies and Gentlemen:

    We are pleased to confirm the commitment of ________________, subject to the terms and conditions set forth in this letter and in the Outline referred to below, to provide financing to Perkins Restaurants Operating Company, L.P. ("PROC" or the "Borrower"), an indirect subsidiary of The Restaurant Company ("TRC") in an aggregate amount of up to $180,000,000 (the "Facilities") to refinance certain existing debt, to repurchase publicly held partnership units of Perkins Family Restaurants, L.P. ("PFR"), pay related fees and expenses, and for working capital and other general corporate or partnership purposes. The financing will be secured by all assets of the Borrower, and will be guaranteed by PFR, TRC and all current and future subsidiaries of the Borrower (collectively, the "Guarantors"), which guaranties will be secured by all assets of the respective Guarantors. ___ will act as agent (the "Agent") for ___ and any other lending institutions which may become party to the financing (the "Lenders") with respect to such financing and ___ will act as the exclusive syndication agent and arranger for the Lenders (the "Arranger") with respect to the financing. ___ will provide the full amount of such financing, but intends to syndicate the financing either before or after the closing.

    Based on our discussions and on the financial statements, projections and other information and documents previously furnished to us, we are enclosing herewith an outline of terms (the "Outline") which sets forth the principal terms on which we are willing to provide the proposed financing to the Borrower (this letter, together with the Outline, is referred to as the "Commitment Letter").

    Although the Outline sets forth the principal terms of the financing, you should understand that the Agent and the Arranger reserve the right to propose terms in addition to these terms which will not substantially change or alter the terms of this commitment and the enclosed Outline. Moreover, the Outline does not purport to include all of the

The Restaurant Company
September 29, 1997
Page 2


representations, warranties, covenants, defaults, definitions and other terms which will be contained in the definitive documents for the transaction, all of which must be satisfactory in form and substance to us and our counsel and to the Borrower, PFR, TRC and their counsel prior to proceeding with the proposed financing.

    Our willingness to proceed with the proposed financing is conditioned on the satisfaction of all the conditions precedent set forth in the Outline, there being no material misstatements in or omissions from the materials which previously have been or are being furnished to us for our review and there being in our judgement no material adverse change in the assets, business or financial condition of the Borrower and the Guarantors taken as a whole, or the ability of the Borrower, PFR, TRC or any Guarantor to perform their respective obligations described in the Outline. In addition, the proposed financing is subject to the condition that no material adverse changes in governmental regulation or policy affecting us, the Borrower, PFR, TRC or any Guarantor and no material changes or disruptions in the syndication, financial or capital markets that could materially impair the syndication of the financing occur prior to the closing. You understand that we may terminate our commitments hereunder or propose alternative terms and conditions if at any time any event of the kind described above in this paragraph shall occur.

    By your signature below, you agree to assist and cooperate with the Arranger in its syndication efforts, including, but not limited to, promptly preparing and providing materials and information reasonably deemed necessary by the Arranger to successfully complete and otherwise facilitate the syndication of the facility described herein. In the event that such syndication cannot be achieved in a manner satisfactory to ___ and ___ under the structure described in the Outline, you agree to cooperate with ____ and ____ in developing a mutually acceptable alternative structure (which will not include changes to the aggregate amount, term or pricing of the Facilities, or the collateral securing them) that will permit a satisfactory syndication of the Facilities. Without limiting the foregoing, you hereby agree (a) that the Arranger shall have the exclusive right to syndicate the financing contemplated by this Commitment Letter and manage all aspects of the syndication (including, without limitation, in consultation with the Borrower, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the syndicate lenders and any titles to be given to any lender participating in the facility) and that you will assist the Arranger in contacting and soliciting potential co-lenders and will provide to the Arranger, at its reasonable request, financial and organizational information as well as financial projections needed for syndications purposes; (b) that the Arranger shall be expressly permitted to distribute any and all documents and information relating to the transactions contemplated hereby and received from you or any other source to any potential lender,

The Restaurant Company
September 29, 1997
Page 3



participant or assignee, on a confidential basis and subject to reasonable confidentiality agreements requested by you; (c) to make available the relevant management personnel related to the financing or operations of the Borrower and its subsidiaries for meetings with potential syndicate members upon reasonable notification and at reasonable times to be mutually agreed;
(d) to permit the Arranger to publicize information in respect of this facility (including the Agent's and the Arranger's roles in the structuring and financing thereof) subject to your prior reasonable approval of the form and content thereof; and (e) that prior to or after the execution of the definitive documentation for the facilities, _____ reserves the right to syndicate all or any portion of its commitment hereunder to one or more financial institutions after consultation with the Borrower and the Arranger, and, upon the acceptance by _____ of a written commitment of any lender to provide a portion of the facilities, _____ shall be released from a portion of its commitment hereunder in an aggregate amount equal to the commitment of such lender. In particular, and without limitation of the foregoing, you agree to negotiate in good faith with ____ and ____ regarding any changes in the definitive loan documents that may be requested by prospective Lenders.

    By your signature below, you agree to pay all reasonable out-of-pocket costs and expenses incurred by ____ and ____ in connection with this Commitment Letter, the transactions contemplated hereby, the preparation and negotiation of all loan documentation, the syndication of the loans and ____'s ongoing due diligence in connection with the transactions contemplated hereby (the "Expenses") (including, without limitation, travel expenses; attorneys' fees, expenses and disbursements; asset evaluation expenses; syndication expenses; and other charges and disbursements and any other reasonable out-of-pocket costs and expenses) whether or not such transactions are consummated.

    Further, in consideration of the commitment contained herein, you agree to pay the fees described in the fee letter enclosed herewith on the dates and in the amounts referred to in the fee letter.

    By your signature below, you further agree to indemnify and hold harmless ____, ____ and their respective officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of, or in connection with, this Commitment Letter, the transactions contemplated hereby (including, without limitation, all due diligence and syndication activities) or any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any of such indemnified persons is a party thereto, and to reimburse each of such indemnified persons, from time to time upon their demand, for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, whether or not the transactions contemplated hereby are consummated,

The Restaurant Company
September 29, 1997
Page 4



PROVIDED, that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent that they arise from the bad faith, willful misconduct or gross negligence of such indemnified person.

    You agree that this Commitment Letter and the related fee letter are for your confidential use only and that they will not be disclosed by you to any person (including any lender bidding for the financing contemplated by this Commitment Letter), other than your employees, officers, directors, accountants, attorneys, and other advisors and in materials required to be filed with the Securities and Exchange Commission or other regulatory bodies and then only in connection with the transactions contemplated hereby and on a confidential basis.

    We agree to keep any information delivered or made available by you to us confidential from anyone other than our employees, officers, attorneys and other advisors who are or are expected to become engaged in evaluating, approving, structuring or administering the Facilities or rendering legal advice in connection therewith, PROVIDED that nothing herein shall prevent us from disclosing such information (a) on a confidential basis to potential Lenders, and participants in and assignees of the Facilities, (b) upon the order of any court or administrative agency or upon the request of any administrative agency or authority, (c) upon the request or demand of any regulatory agency or authority, (d) to the extent that such information has been publicly disclosed other than as a result of a disclosure by us, or
(e) otherwise as required by law.

    This letter is issued with the specific understanding that, except as specifically set forth in the preceding paragraphs, it is not intended to give rise to any legal liability on the part of either you, ____ or ____ (or any other party claiming an interest) and that the proposal set forth herein shall be considered withdrawn if for any reason you fail to return to ____ by 5:00 P.M. (____ time) on September 30, 1997 (the "Expiration Date"), to the attention of ____________, Division Executive, the enclosed copy of this letter and the fee letter signed by you.

The Restaurant Company
September 29, 1997
Page 5

   If the foregoing is in accordance with your understanding, please accept this letter by signing where indicated in the space below and return it to us together with the signed fee letter on or prior to the Expiration Date. This letter supersedes all of our prior letters and communications to you, if any, regarding the subject matter of this letter.

                                       Very truly yours,



                                       By:
                                          ----------------------------

                                       Title:




                                       By:
                                          ----------------------------

                                       Title:




Accepted and Agreed to this
30th day of September, 1997.

THE RESTAURANT COMPANY


By: /s/ Stephen R. McClellan
   --------------------------
Title:

THE CONTENT OF THIS OUTLINE OF PROPOSED OF TERMS AND CONDITIONS IS CONFIDENTIAL, FOR THE EXCLUSIVE USE OF THE RESTAURANT COMPANY, PERKINS FAMILY RESTAURANTS, L.P. AND PERKINS RESTAURANTS OPERATING COMPANY, L.P., AND MAY NOT BE DISCLOSED IN WHOLE OR IN PART TO ANY OTHER PARTY WITHOUT THE PRIOR WRITTEN
PERMISSION OF             , CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE
SAME MEANING AS IN                              .

               PERKINS RESTAURANTS OPERATING COMPANY, L.P.
                Outline of Proposed Terms and Conditions
                          September 29, 1997


BORROWER:          Perkins Restaurants Operating Company, L.P. ("PROC" or the
                   "Borrower").

GUARANTORS:        Perkins Family Restaurants, L.P. and its successors
                   ("PFR"). The Restaurant Company and its successors
                   ("TRC"), and all present and future subsidiaries of the Borrower will be guarantors.

AGENT:             (             or the "Agent").

SYNDICATION AGENT: (      or the "Syndication Agent").

LENDERS: The Agent and the Syndication Agent will underwrite the Credit Facilities with the intention of syndicating the Credit Facilities to other financial institutions to be identified by the Agent and the Syndication Agent with the reasonable consent of the Borrower. The Agent's desired hold level for the Credit Facilities is $30,000,000.

CREDIT FACILITIES: $180,000,000 in total aggregate amount, comprised of:

                   (a) $50,000,000 Revolving Credit Facility (the "Revolver");

                   (b) $50,000,000 Term Loan ("Term Loan A"); and

                   (c) $80,000,000 Term Loan ("Term Loan B")

                   The Agent reserves the right to reallocate $20,000,000 from Term Loan A to Term Loan B.

USE OF PROCEEDS:   To refinance all existing funded indebtedness of the PROC
                   and to finance the purchase of certain limited partnership interests of PFR (the "Public Units") (collectively the
                   "Transaction"), to pay fees and expenses associated with the Transaction in an amount acceptable to the Agent, for the acquisition and/or construction of new operating facilities, for operating facility upgrades, for the issuance of standby letters of credit and for working capital and other partnership and general corporate purposes.

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                            Page 2
-----------------------------------------------------------------------------

CLOSING DATE:           December 30, 1997, or such other date as may be agreed
                        between the Agent and the Borrower.

                                       I. REVOLVING CREDIT

AMOUNT: $50,000,000 Revolver with a Letter of Credit sublimit of $5,000,000 for stand-by Letters of Credit.

LETTER OF CREDIT
ISSUING BANK:

AVAILABILITY:           Advances under the Revolver may be borrowed, repaid and
                        reborrowed until Maturity.

MATURITY:               Five years from the Closing Date.

                                       II. TERM LOAN A

AMOUNT:                 $50,000,000.

MATURITY:               Five years from the Closing Date.

AMORTIZATION:           Term Loan A shall be payable in eighteen consecutive
                        calendar quarterly installments, commencing in the third quarter after the Closing Date, in accordance with the schedule shown in Exhibit I attached.

                                       III. TERM LOAN B

AMOUNT:                 Up to $80,000,000.

MATURITY:               Eight years from the Closing Date.

AMORTIZATION:           Term Loan B shall be payable in thirty consecutive
                        calendar quarterly installments, commencing in the third quarter after the Closing Date, in accordance with the schedule shown in Exhibit I attached.

                                       GENERAL PROVISIONS

COMMITMENT FEE:         A fee on the unused portion of the Revolver payable
                        quarterly in arrears at a rate per annum of .50% after the Closing Date.

INTEREST RATE:          For the Revolver and the Term Loans, interest rates
                        shall be the Agent's Base Rate or Eurodollar Rate plus, in each case, the Applicable Margin. Base Rate will be defined as the higher of the Base Rate announced by the Agent from time to time or the Federal Funds Rate plus
                        1/2%. Eurodollar loans will be available for 1, 2, 3 or 6 month periods. Customary provisions regarding breakage costs, reserves, taxes, illegality, etc. shall apply. The credit agreement will restrict the number of Eurodollar loans which may be outstanding at any one time.

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                            Page 3
-----------------------------------------------------------------------------

APPLICABLE MARGIN:      In accordance with Exhibit II attached.

DEFAULT PRICING:        Applicable Margin over the Base Rate + 3%.

LETTER OF CREDIT FEE:   A per annum fee equal to the Applicable Eurodollar
                        Margin for Revolving Credit Loans, payable on the face amount of cash outstanding letter of credit quarterly in arrears. Fees to be shared by the Revolving Credit
                        Lenders on a pro rata basis. Letters of credit issued under the Revolver shall count as utilization for all purposes, including the commitment fee calculation. An additional 1/8% per annum shall be paid to the Issuing
                        Bank as a fronting fee, in addition to customary administrative fees.

OTHER FEES:             As indicated in the Fee Letter.

YIELD PROTECTION:       Customary yield protection provisions regarding
                        capital adequacy, reserves, taxes, regulatory changes, etc.

OPTIONAL
PREPAYMENTS:            Optional prepayments shall be permitted at any time
                        (subject to breakage costs if paid prior to the end of any Eurodollar interest period, if applicable) in minimum amounts of $1,000,000 and subject to call protection for Term Loan B. Optional prepayments shall be applied ratably to the remaining scheduled principal payments on the Term Loans on a pro rata basis until repaid in full. Term Loan B shall be prepayable at 100.5% of the outstanding par amount if prepaid prior to August 31, 2000.

MANDATORY
PREPAYMENTS:            1.  100% of net proceeds from asset sales in excess
                        of $5,000,000, equity issuance, certain permitted new debt issuance, tax refunds and insurance claims not reinvested within one year. Net proceeds will be applied first to required principal repayments of Term
                        Loan A and Term Loan B (on a pro rata basis) in inverse order of maturity and then to permanent reductions of the Revolver until fully repaid.

                        2. 75% of excess operating cash flow through fiscal year ending 1999 and 50% thereafter, provided that mandatory repayments will be waived when and for so long as the Borrower's Leverage Ratio (as defined below) is less than 3.00: 1. Any repayment waiver will be conditioned on Borrower's compliance with the above Leverage Ratio as at the end of the applicable fiscal year and at the end of the fiscal quarter next proceeding the otherwise applicable payment date. Excess operating cash flow shall be defined as pretax income plus depreciation and amortization minus the sum of (a) capital expenditures in excess of the amount financed by other permitted indebtedness, (b) cash taxes and Tax Distributions, (c) required principal payments, and (d) any voluntary Term Loan prepayments during such period. Excess operating cash flow repayments will be payable 105 days after the end of each fiscal year beginning December 31, 1998 and applied first (on a PRO RATA basis) to required principal repayments of Term Loan A and Term Loan B in the inverse order of maturity. Any then remaining Excess Cash Flow shall be applied to the Revolver until fully repaid.

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                              Page 4
--------------------------------------------------------------------------------


                   Term Loan B Lenders may at their option decline Mandatory Prepayments, in which case proceeds shall be applied in the manner outlined above solely to Term Loan A and the Revolver.

COLLATERAL:        The Revolver and the Term Loans will share a common
                   collateral pool consisting of a first perfected security interest in all assets of the Borrower and the Guarantors, including but not limited to accounts and notes receivable, inventory, equipment, real property, stock of subsidiaries and intangible assets (including patents, trademarks, copyrights etc.). At all times after an Event of Default, and at other times in the Agent's discretion, the Borrower and the Guarantors will provide the Agent with dominion over their domestic cash receipts through lock box accounts with or agency agreements with other institutions. The
                   Borrower and the Guarantors will provide customary real estate collateral support, such as title insurance, environmental studies, surveys, etc.

REPRESENTATIONS
AND WARRANTIES:    Usual and customary for facilities of this type, including but not limited to, organization, authority, financial statements, compliance with law, material contracts, environmental matters, absence of material adverse change, absence of material litigation, absence of default or unmatured default, no conflict with agreements, payment of taxes and certain business-specific matters.

FINANCIAL
COVENANTS:         Usual and customary for facilities of this type.
                   Consolidated Financial Covenants will be measured quarterly and include, without limitation, the following (see Exhibit
                   III for definitions):

                   1. MAXIMUM CONSOLIDATED LEVERAGE RATIO. The ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (the "Leverage Ratio") shall not exceed at any time during the periods set forth below, the ratio set forth opposite the applicable period set forth in the table below:

                                 PERIOD                     RATIO
                                 ------                     -----

                           Closing - 06/29/98               4.75:1
                           06/30/98 - 12/30/98              4.50:1
                           12/31/98 - 12/30/99              4.25:1
                           12/31/99 - 12/30/00              3.75:1
                           12/31/00 - 12/30/01              3.25:1
                               Thereafter                   3.00:1

                   2. MINIMUM NET WORTH: Net worth will at all times be at least net worth reported in the Borrower's pro forma closing balance sheet minus $5,000,000, stepping up each fiscal year thereafter by 50% of Consolidated Net Income (without deduction for any losses) and 100% of the proceeds of new equity issuance.

                   3. CONSOLIDATED CASH FLOW RATIO: The ratio of Consolidated Cash Flow for the period consisting of the four fiscal quarters ending on the last day of any fiscal quarter to Consolidated Financial Obligations for such period shall not be less than 1.25:1.

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                              Page 5
--------------------------------------------------------------------------------

                   4. CONSOLIDATED EBITDA/INTEREST EXPENSE: The ratio of Consolidated EBITDA for the period consisting of the four fiscal quarters ending on the last day of any fiscal quarter set forth in the table below to consolidated interest charges for such period shall not be less than the amounts set forth below in such table opposite such date:

                                 PERIOD                     RATIO
                                 ------                     -----

                           Closing - 12/30/98               2.50:1
                           12/31/98 - 12/30/99              2.60:1
                           12/31/99 - 12/30/00              3.00:1
                           12/31/00 - 12/30/01              3.25:1
                               Thereafter                   3.50:1

                   5. CONSOLIDATED CAPITAL EXPENDITURES: The Borrower and its affiliates shall not permit the amounts of Maintenance, Improvement and New Site Capital Expenditures during each period set forth below to be greater than the amount set forth below opposite such period:

                              PERIOD              MAINTENANCE     IMPROVEMENT     NEW SITE
                              ------              -----------     -----------     --------
                         Fiscal Year 1997         $8,100,000      $6,270,000      $ 6,200,000
                         Fiscal Year 1998         $8,400,000      $3,750,000      $10,400,000
                         Fiscal Year 1999         $8,700,000      $3,100,000      $12,400,000
                      Fiscal Years thereafter     $9,000,000      $3,350,000      $14,600,000

                   Allowances for Capital Expenditures of any category not spent in a given year may be carried over and added to the basket for such category for the following year, such carry over not to exceed one year. The unused portion of the Maintenance Capital Expenditure basket for any year may be added to the Improvement or New Site Capital Expenditure basket for the same year.

FINANCIAL
REPORTS: Financial information to include audited annual and unaudited quarterly consolidating and consolidated financial statements, including no default certificate and calculations demonstrating compliance with all covenants.

OTHER
COVENANTS:         Restrictions on indebtedness, guarantees, non-cancelable
                   rental payments due under operating leases, other liabilities, liens, acquisitions, investments, dividends and other distributions, mergers, sales of assets, limits on subsidiary distributions, voluntary payments of other debt, derivative contracts, affiliate transactions, negative pledges, etc. (other than certain permitted baskets to be determined). Standard affirmative covenants regarding payment of claims and taxes, conduct of business, compliance with laws and contracts, maintenance of insurance, ERISA compliance, etc.

                   Cash distributions on the PROC's partnership interests not exceeding specified amounts will be permitted, subject to covenant compliance, only when and for so long as the Leverage Ratio is no greater than 3.00:1. PROC will be permitted to pay tax distributions to its partners to provide funds for the payment of such partners' tax liability arising from the taxable

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                               Page 6
--------------------------------------------------------------------------------

               income of PROC, so long as no Default or Event of Default has occurred and is continuing.

               The Borrower will be required to maintain interest rate hedging agreements in amounts and with terms acceptable to the Agent.

EVENTS OF
DEFAULTS:      Usual and customary for facilities of this type, including but not limited to, failure to pay any interest, principal or other amounts when due, failure to comply with covenants, inaccurate or false representations or warranties, cross defaults, change of control, judgment defaults, ERISA, bankruptcy and insolvency.

CLOSING
CONDITIONS:    Closing shall be conditioned upon the satisfaction of the
               following conditions precedent and other conditions customary to transactions of this type or reasonably required by the Agent:

               1. The Borrower and its subsidiaries having a Capital Structure satisfactory to the Agent.

               2. The Agent's satisfactory review and approval of the Transaction.

               3. No material adverse change in the business, assets, management, financial condition, income or prospects of the Borrower, PFR or PROC or in the ability of Sponsor to complete the Transaction. The failure of Donald N. Smith to be chief executive officer at closing shall be deemed a material adverse change.

               4. A satisfactory commercial finance exam of Borrower and its subsidiaries and appropriate environmental review of fixed assets (including, without limitation, satisfactory environmental consultants' reports as required by the Agent) acceptable to the Agent.

               5. Purchase price for the partnership interests of the Selling Partners will not exceed $14 per unit and $76,500,000 in aggregate before contemplated adjustments. Transaction costs and related expenses (including, without limitation, tender offer expenses and expenses relating to redeeming existing indebtedness and issuing new indebtedness), paid by the Borrower and its Subsidiaries will not exceed an amount approved by the Agent.

               6. No material misstatements in or omissions from the materials previously furnished to the Agent for its review. The Agent must be satisfied that any financial statements delivered to it fairly present the business and financial condition of PFR, PROC, the Borrower and its subsidiaries, and that there has been no material adverse change in the assets, business, financial condition, income or prospects of such persons since the date of the most recent financial information delivered to the Agent.

               7. The negotiation, execution and delivery of documentation, satisfactory to the Agent and the Borrower and their respective counsel (each of which documents shall be in full force and effect on the closing date), containing

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                               Page 7
--------------------------------------------------------------------------------

               representations and warranties, conditions, covenants, events of default, indemnifications, and increased cost and capital requirement provisions customary in bank financing documents in transactions of this type, including, without limitation, the covenants described above.

               8. The receipt by all parties to the transaction of all necessary regulatory, creditor and other third party approvals, including, without limitation, evidence of compliance with all laws applicable to any of the parties to the transaction.

               9. The Agent's receipt of satisfactory evidence of appropriate partnership, corporate and other approval of all proposed transactions as well as opinions of counsel satisfactory to it as to, among other things, the due consummation of the transactions, legality, validity and binding effect of all loan, guaranty, security and related documents, the perfection of the liens of the documents, and the absence of any violation of any law, regulation or contract applicable to the parties to the loan transaction.

               10. The Agent's receipt of an opinion from Valuation Research Inc. (or other satisfactory firm) as to the solvency of the Borrower and its subsidiaries in form and substance satisfactory to the Agent.

               11. The absence of any litigation or other proceeding the result of which might impair or prevent the consummation of the transactions contemplated or have a material adverse effect on the Borrower or its subsidiaries.

               12. The absence of any default of any material contract or agreement of the Borrower or any of its subsidiaries.

               13. The Agent's receipt of evidence satisfactory to it as to real estate collateral value, including third party FIRREA real estate appraisals and title insurance.

               14. Completion of the Transaction on terms satisfactory to the Agent.

               15. No material changes in governmental regulation or policy or in the syndication, financial or capital markets affecting the Agent, Lenders or the Borrower occur prior to the Closing Date.

               16. Receipt by the Agent of a satisfactory day one balance sheet and sources and uses of funds, showing the effects of the Transaction, the refinancing required as a result of the Transaction, and compliance with Financial Covenants and other terms and conditions of the Credit Facilities outlined herein.

EXPENSES:      All out-of-pocket expenses incurred by the Agent in connection with the syndication and documentation of the proposed Credit
               Facilities (including, without limitation, fees and expenses of legal counsel, asset appraisers and examiners and environmental consultants) will be for the account of the Borrower.

PERKINS RESTAURANTS OPERATING COMPANY, L.P.                              Page 8
--------------------------------------------------------------------------------


SYNDICATION:            Management of the Borrower, its subsidiaries and
                        Sponsors agree to assist the Agent and the Syndication
                        Agent in all aspects of its syndication efforts, including assistance in the preparation of a confidential information memorandum, attending bank meetings, providing information requested by Lenders, and general assistance and support in the syndication process.

ASSIGNMENTS AND
PARTICIPATIONS:         Lenders will be permitted to grant participations or
                        assignments of their loans and commitments. Any
                        Lender will be permitted to assign a portion of the Credit Facilities (on a non pro-rata basis) to another lending institution in minimum amounts of $5 million, subject to consent of the Borrower (so long as no Default exists) and Agent, which consent will not be unreasonably withheld.

VOTING RIGHTS:          Lenders holding a majority of all of the outstanding
                        commitments under the Revolving Credit Facility and Term Loans for all amendments and waivers, provided that the following shall require 100% of the
                        Lenders: (1) increase in commitments; (2) decreases in interest rates; (3) postponement of scheduled amortization or final maturity; (4) release of material collateral and (5) changes in the percentage voting rights. Voting rights provisions are subject to adjustment by the Agent to address concerns of potential Lenders in the syndication process.


INDEMNIFICATION:        The Borrower shall indemnify the Agent and Lenders
                        against all losses, liabilities, claims, damages or expenses relating to their loans, the loan documents, the Borrower's use of loan proceeds or the commitments, including but not limited to attorneys and other professional fees and settlement costs.


GOVERNING LAW:


AGENT'S COUNSEL:

                  PERKINS RESTAURANTS OPERATING COMPANY, L.P.
                   Outline of Proposed Terms and Conditions

                                 EXHIBIT I

                                    AMORTIZATION SCHEDULE
              --------------------------------------------------------------
                 TERM LOAN A       TERM LOAN B         TOTAL AMORTIZATION
              --------------------------------------------------------------

1998            $ 3,750,000        $ 1,250,000            $  5,000,000

1999            $ 7,500,000        $ 2,500,000            $ 10,000,000

2000            $10,000,000        $ 2,500,000            $ 12,500,000

2001            $12,500,000        $ 2,500,000            $ 15,000,000

2002            $16,250,000        $ 2,500,000            $ 18,750,000

2003                               $15,000,000            $ 15,000,000

2004                               $15,000,000            $ 15,000,000

2005                               $38,750,000            $ 38,750,000

              --------------------------------------------------------------
                $50,000,000        $80,000,000            $130,000,000
              --------------------------------------------------------------
              --------------------------------------------------------------

                 PERKINS RESTAURANTS OPERATING COMPANY, L.P.
                  Outline of Proposed Terms and Conditions

                                 Exhibit II

                             APPLICABLE MARGIN

                            LEVEL I           LEVEL II           LEVEL III
                            -------           --------           ---------
REVOLVER:

Base Rate Margin            0.50%             1.00%              1.50%

Eurodollar Margin           2.00%             2.50%              3.00%

TERM LOAN A:

Base Rate Margin            0.50%             1.00%              1.50%

Eurodollar Margin           2.00%             2.50%              3.00%

TERM LOAN B:

Base Rate Margin            1.50%             1.50%              2.00%

Eurodollar Margin           3.00%             3.00%              3.50%


DESCRIPTION OF MARGIN LEVELS (to be determined)

Level I:               Leverage Ratio LESS THAN 2.75x

Level II:              Leverage Ratio LESS THAN 3.50 GREATER THAN 2.75x

Level III:             Leverage Ration GREATER THAN 3.50x


     INITIAL PRICING WILL BE BASED ON PROFORMA DAY 1 LEVERAGE RATIO

                 PERKINS RESTAURANTS OPERATING COMPANY, L.P.
                  Outline of Proposed Terms and Conditions

                                Exhibit III

                                DEFINITIONS


CAPITAL
EXPENDITURES:          Amount expended or financed for capital assets.



CONSOLIDATED
CASH FLOW:             For any period, the sum of (a) the Consolidated Net
                       Income of the Borrower and its subsidiaries for such period (before Tax Distributions), MINUS (b) permitted tax distributions to the partners of PFR ("Tax
                       Distributions") during such period, PLUS (c) the aggregate amount of depreciation and amortization charges made in calculating Consolidated Net Income for such period, PLUS (d) the Consolidated Interest
                       Charges of the Borrower and its subsidiaries for such period, PLUS (e) Minority Interest for such period, PLUS (f) other non-cash items, if any, for such period, MINUS (g) the aggregate amount of Maintenance
                       Capital Expenditures during such period, PLUS without duplication, (h) nonrecurring noncapitalized transaction expenses relating to the Transaction and the Facilities.

CONSOLIDATED
EBITDA: For any period, the sum of (a) the Consolidated Net Income of the Borrower and its subsidiaries for such period (before Tax Distributions), PLUS (b) Minority Interest for such period, PLUS (c) the Consolidated Interest Charges of the Borrower and its subsidiaries for such period, PLUS (d) consolidated depreciation and amortization expenses of the Borrower and its subsidiaries for such period, PLUS (e) other consolidated non-cash charges of the Borrower and its subsidiaries for such period PLUS without duplication,
                       (f) nonrecurring noncapitalized transaction expenses relating to the Transaction and the Facilities.

CONSOLIDATED
FINANCIAL
OBLIGATIONS:           For any period, the sum of all scheduled payments
                       (including without limitation, principal, interest and commitment fees) on Indebtedness of the Borrower and its subsidiaries, including capital leases, which came due during such period.

CONSOLIDATED
FUNDED
INDEBTEDNESS:          At any time, the sum of (a) the aggregate amount of
                       Indebtedness of the Borrower and its subsidiaries, on a consolidated basis, relating to the borrowing of money or the obtaining of credit or in respect of capitalized leases, PLUS (b) the aggregate maximum drawing amount of all letters of credit outstanding, PLUS (without duplication) (c) all Indebtedness guaranteed by the Borrower or any of its subsidiaries.

CONSOLIDATED
NET INCOME:            The consolidated net income of the Borrower and its
                       subsidiaries for any period determined in accordance with generally accepted accounting principles consistently applied.

IMPROVEMENT
CAPITAL
EXPENDITURES:          Capital Expenditures defined as for improvements in
                       the Borrower's initial projections in amounts reasonably acceptable to the Agent.

INDEBTEDNESS:          All obligations, contingent or otherwise, that in
                       accordance with generally accepted accounting principles should be classified on the obligor's balance sheet as liabilities, or to which reference should be made by footnotes.

MAINTENANCE
CAPITAL
EXPENDITURES:          All Capital Expenditures other than those constituting
                       Improvement or New Site Capital Expenditures.

NEW SITE
CAPITAL
EXPENDITURES:          Capital Expenditures relating to the construction or
                       acquisition of new operating units after the Closing
                       Date.

RESTRICTED
PAYMENTS:              Any payment in cash, property, or other assets in
                       respect of any share of any class of capital stock, partnership interests of any class or other equity interests, including but not limited to, dividends and the repurchase of stock, or in respect of any subordinated indebtedness.

TAX
DISTRIBUTIONS:         As defined in the definition of Consolidated Cash Flow.